[MEDIABAY LOGO]

                  MEDIABAY REPORTS SECOND QUARTER 2004 RESULTS

                STRONGER CASH POSITION AND LOWER ACCOUNTS PAYABLE


CEDAR KNOLLS, NJ - AUGUST 13, 2004 -- MEDIABAY, INC. (NASDAQ: MBAY), a leading spoken audio media marketing company, today reported financial results for the second quarter and six months ended June 30, 2004.

Sales for the three months ended June 30, 2004 were $4.8 million compared to $9.4 million in the second quarter of 2003. The Company reported an operating loss of $251,000 compared to operating income of $366,000 for the three months ended June 30, 2003.

Net loss for the quarter ended June 30, 2004 was $7.1 million or, $0.40 per diluted common share, compared to $228,000, or $0.02 per diluted common share, in the second quarter of 2003. As previously reported, the Company completed two significant financings in the first six months of 2004, which provided approximately $12 million of cash to the Company. The increased loss for the quarter ended June 30, 2004 was principally a result of $5.9 million of interest charges related to these financings and related debt restructurings. .

MediaBay CEO Jeffrey Dittus stated, "Our second quarter results are in line with our expectations, as we have vastly reduced our marketing expenditures to acquire new members for our negative option book club, while we focus on improving our operations and building a profitable and sustainable growth business based on the digital media strategy we established in the first quarter.

"The two new financings and related extensions of debt and conversions of debt to equity were critical to this transition and the completed transactions have already dramatically improved our balance sheet and increased our equity. We also extended the maturity of our debt to 2007, which gives us the needed time to restructure our operations and hopefully make the Company profitable."

Sales for the six months ended June 30, 2004 were $10.5 million compared to $20.1 million in the first quarter of 2003. The Company reported a lower operating loss in the first six months of 2004 of $501,000 compared to an operating loss of $592,000 for the six months ended June 30, 2003. Principally because of the charges to interest described above, net loss for the six months ended June 30, 2004 was $8.3 million or, or $0.54 per diluted common share, compared to $1.8 million, or $0.12 per diluted common share, in the first six months of 2003.

The Company reported cash on hand at June 30, 2004 of approximately $2.5 million and total accounts payable and accrued expenses of $6.2 million. At June 30, 2003, the Company had cash on hand of $28,000 and total accounts payable and accrued expenses of $16.0 million.

Mr. Dittus commented, "Unfortunately, the charges to interest expense related to the financing transactions increased our reported loss in this quarter. However, we have reduced the amounts we owe to trade vendors and other creditors by almost $10.0 million in the last twelve months and we currently have over $2.0 million in cash."

"We are executing our strategy to digitize MediaBay and we have a solid platform for future growth. We believe that the downloading of spoken word products will be a high-growth and profitable business and we fully intend to be a major participant in that market. Today only 15% of our sales are on the Internet and we believe we can move this metric to 50% over time. If achieved, the positive impact of this change on our business would be enormous. We remain enthusiastic about MediaBay's business opportunities and dedicated to realizing this strategy," concluded Mr. Dittus.

MEDIABAY, INC. (NASDAQ: MBAY) IS A MULTI-CHANNEL, MEDIA MARKETING COMPANY SPECIALIZING IN THE $800 MILLION AUDIOBOOK INDUSTRY AND OLD-TIME RADIO PROGRAM DISTRIBUTION. MEDIABAY'S INDUSTRY-LEADING CONTENT LIBRARY CONTAINS MORE THAN 75,000 HOURS OF SPOKEN AUDIO CONTENT INCLUDING OVER 50,000 HOURS OF CLASSIC RADIO PROGRAMMING, 3,500 FILM AND TELEVISION PROGRAMS AND THOUSANDS OF AUDIOBOOKS. MEDIABAY DISTRIBUTES CONTENT THROUGH MORE THAN 20 MILLION DIRECT MAIL CATALOGS; STREAMING AND DOWNLOADABLE AUDIO OVER THE INTERNET; OVER 7,000 RETAIL OUTLETS; A 240 STATION SYNDICATED RADIO SHOW AND 24 HOUR CLASSIC RADIO CHANNELS ON XM AND SIRIUS SATELLITE RADIO. FOR MORE INFORMATION ON MEDIABAY, PLEASE VISIT WWW.MEDIABAY.COM OR ITS SUBSIDIARY SITES: AUDIOBOOKCLUB.COM, RADIOSPIRITS.COM, AND RADIOCLASSICS.COM.

Certain statements in this press release constitute "forward-looking" statements that involve a number of known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any results, performances or achievements express or implied by such forward-looking statements. These risks and uncertainties, include, but are not limited to, the Company's history of losses; the Company's ability to anticipate and respond to changing customer preferences, license and produce desirable content, fund and execute successful marketing campaigns, protect its databases and other intellectual property from unauthorized access, pay its trade creditor and collect receivables; dependence on third-party providers, suppliers and distribution channels; competition; the costs and success of its marketing strategies; product returns; member attrition and other risks detailed in the Company's Securities and Exchange Commission filings. Undue reference should not be placed on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statements.

CONTACTS:

Jeffrey Dittus, Chief Executive Officer     Rachel Levine, Investor Relations
MediaBay, Inc.                              The Anne McBride Co.
T: 973-539-9528                             T: 212-983-1702 x207
E: j.dittus@mbayinc.com                     E: rlevine@annemcbride.com


                             FINANCIAL TABLES FOLLOW

                                                 MEDIABAY, INC.
                                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                             (DOLLARS IN THOUSANDS)

                                                                                            (UNAUDITED)
                                                                                              JUNE 30,     DECEMBER 31,
                                                                                               2004           2003
                                                                                             ---------      ---------
                                            ASSETS
Current Assets:
    Cash and cash equivalents ..........................................................     $   2,453      $     683
    Accounts receivable, net of allowances for sales returns and doubtful accounts
       of $3,234 and $4,446 at June 30, 2004 and December 31, 2003, respectively .......         1,723          3,264
    Inventory ..........................................................................         4,152          4,063
    Prepaid expenses and other current assets ..........................................           210            215
    Royalty advances ...................................................................         1,561            804
                                                                                             ---------      ---------
        Total current assets ...........................................................        10,099          9,029
Fixed assets, net ......................................................................           226            227
Deferred member acquisition costs ......................................................         1,820          3,172
Deferred income taxes ..................................................................        14,753         14,753
Other intangibles ......................................................................            34             54
Goodwill ...............................................................................         9,658          9,658
                                                                                             ---------      ---------
                                                                                             $  36,590      $  36,893
                                                                                             =========      =========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued expenses ..............................................     $   5,622      $  10,268
    Accounts payable, related party ....................................................           517            826
    Common stock subject to contingent put rights, current portion .....................            --            350
    Short-term debt, net of original issue discount of $55 and $274 at June 30, 2004 and
       December 31, 2003, respectively .................................................           229          7,107
    Related party short-term debt, net of original issue discount of $142
       at December 31, 2003 ............................................................            --         10,643
                                                                                             ---------      ---------
         Total current liabilities .....................................................         6,368         29,194
                                                                                             ---------      ---------
Long-term debt, net of original issue discount of $1,400 at June30, 2004 ...............        10,294             --
Related party long-term debt ...........................................................         7,029             --
Common stock subject to contingent put rights ..........................................            --            750
                                                                                             ---------      ---------
         Total liabilities .............................................................        23,691         29,944
                                                                                             ---------      ---------

Commitments and Contingencies ..........................................................            --             --

Preferred stock, no par value, authorized 5,000,000 shares; 25,000 shares of
    Series A and 3,350 shares of Series B issued and outstanding at June 30,
    2004 and December 31, 2003 and 43,527 and no shares of Series C issued and outstanding at June30, 2004 and December
    31, 2003, respectively .............................................................         7,181          2,828
Common stock; no par value, authorized 150,000,000 shares; issued and outstanding
    18,463,624 and 13,057,414 at June 30, 2004 and December 31, 2003, respectively .....        98,575         94,567
Contributed capital ....................................................................        17,437         11,569
                                                                                             ---------      ---------
Accumulated deficit ....................................................................      (110,294)      (102,015)
                                                                                             ---------      ---------
Total stockholders' equity .............................................................        12,899          6,949
                                                                                             $  36,590      $  36,893
                                                                                             =========      =========

                                 MEDIABAY, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                      THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                           JUNE 30,                 JUNE 30,
                                                                    ---------------------     ---------------------
                                                                      2004         2003          2004         2003
                                                                    --------     --------     --------     --------
Sales, net of returns, discounts and allowances of $1,387 and
       $5,043 and $3,313 and $9,421 for the three and six months
       ended June 30, 2004 and 2003, respectively                   $  4,801     $  9,407     $ 10,485     $ 20,104
Cost of sales                                                          2,228        4,124        4,798        9,358
                                                                    --------     --------     --------     --------
     Gross profit                                                      2,573        5,283        5,687       10,746
Expenses:
     Advertising and promotion                                         1,268        2,612        2,627        5,459
     Bad debt                                                            222          798          620        1,803
     General and administrative                                        1,293        1,408        2,853        3,878
     Depreciation and amortization                                        41           99           88          198
                                                                    --------     --------     --------     --------
         Operating profit (loss)                                        (251)         366         (501)        (592)
Interest expense                                                       6,745          532        7,599        1,055
                                                                    --------     --------     --------     --------
         Income (loss) before income taxes                            (6,996)        (166)      (8,100)      (1,647)
Income tax expense                                                        --           --           --           --
                                                                    --------     --------     --------     --------
         Net income (loss)                                            (6,996)        (166)      (8,100)      (1,647)
Dividends on preferred stock                                             115           62          179          118
                                                                    ========     ========     ========     ========
         Net income (loss) applicable to common shares              $ (7,111)    $   (228)    $ (8,279)    $ (1,765)
                                                                    ========     ========     ========     ========

Basic and diluted earnings (loss) per common share:                 $   (.40)    $  (0.02)    $   (.54)    $  (0.12)
                                                                    ========     ========     ========     ========